The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)-5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

August 7, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

BUSINESS RESULTS FOR THE 1ST QUARTER OF FISCAL YEAR 2008 <CONSOLIDATED>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Masazumi Eto
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

Chuo Mitsui Trust Holdings, Inc.

Financial Statements for the 1st Quarter of Fiscal Year 2008 <Consolidated>

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL http://www.chuomitsui.jp/)
President: Kazuo Tanabe

1.Financial Highlights for the 1st Quarter of Fiscal Year 2008 (from April 1, 2008 to June 30, 2008)

(1) Operating Results <Note>Amounts less than million yen are omitted

	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]
	yen in millions	%	yen in millions	%	yen in millions	%
1st Quarter FY 2008	100,935	-	19,133	-	9,667	-
1st Quarter FY 2007	114,201	14.5	34,775	(0.8)	20,182	(42.0)

	Net Income per Common Share(Basic)	Net Income per Common Share(Diluted)
	yen	yen
1st Quarter FY 2008	9.79	5.38
1st Quarter FY 2007	22.30	11.25

Note:Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2) Financial Conditions

FY	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	yen in millions	yen in millions	%	yen in millions
1st Quarter FY 2008	15,012,585	1,067,635	6.1	563.85
FY 2007	14,472,837	1,019,214	6.0	512.15

2.Dividends

Record Date	1st Quarter	2nd Quarter	3rd Quarter	Fiscal Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year 2007	-	-	-	7.00	7.00
Fiscal Year 2008	-				7.00
Fiscal Year 2008 (Estimate)		-	-	7.00	

3.Estimate for Fiscal Year 2008 (from April 1, 2008 to March 31, 2009)

	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]	Estimate of Net Income per Common Share
	yen in millions	%	yen in millions	%	yen in millions	%	Yen
1st Half	210,000	(12.3)	60,000	(6.4)	30,000	(15.7)	30.38
Annual	430,000	(6.3)	140,000	11.7	80,000	11.4	76.96

Note:1. With regard to the estimates for the fiscal year, there are no changes in the estimated figures announced on May19, 2008.

2.The number of shares of common stock used in calculating the above Estimate of Net Income per Common Share is based on the number of outstanding shares of common stock as of March 31, 2008. The net income per share figure does not reflect the increase in the number of shares of our common stock outstanding as a result of issuance of our common stock upon the request for conversion of the Class III Preferred Stock announced on June 30, 2008.

3.The above estimates are based on information available at this moment and assumptions of uncertain factors. Actual results may differ materially from the estimates, depending on various future events.

4.Others

(1) Changes in the important Subsidiaries and Affiliates (Specified Subsidiary)
Excluded Subsidiary: MTH Preferred Capital 2 (Cayman) Limited

(2) Adoption of simplified accounting methods: Yes

(3) Changes in the Principles, Procedures and Formats of Accounting

①Changes due to changes in the accounting standards Yes

②Changes other than ① No

(4) Number of Shares Issued(Common stock)

①Number of shares issued(including treasury shares)

As of 1st Quarter of Year Ended June 30, 2008: 987,551,267

As of Year Ended March 31,2008: 987,551,267

②Number of Treasury Stocks

As of 1st Quarter of Year Ended June 30, 2008: 293,258

As of the Year Ended Mach 31,2008 : 280,082

③Average number of shares issued

1st Quarter of Year Ended June 30, 2008: 987,266,506

1st Quarter of Year Ended June 30, 2007: 905,107,890

Chuo Mitsui Trust Holdings, Inc.
Consolidated Balance Sheets

(In millions of yen)	As of June 30, 2008	As of March 31, 2008
ASSETS		
Cash and due from banks	279,044	212,552
Call loans and bills bought	151,493	204,862
Receivables under securities borrowing transactions	50,326	104,003
Monetary claims bought	118,730	111,422
Trading assets	134,212	42,886
Money held in trust	2,532	2,463
Securities	5,456,931	4,647,960
Loans and bills discounted	7,602,997	7,852,066
Foreign exchanges	860	811
Other assets	407,075	427,978
Tangible fixed assets	131,671	132,794
Intangible fixed assets	73,604	73,499
Deferred tax assets	122,155	144,995
Customers' liabilities for acceptances and guarantees	551,530	584,076
Reserve for possible loan losses	(70,579)	(69,535)
Total assets	**15,012,585**	**14,472,837**
LIABILITIES		
Deposits	8,237,883	8,167,248
Negotiable certificates of deposit	494,880	663,340
Call money and bills sold	501,627	291,581
Payables under repurchase agreements	41,337	24,197
Payables under securities lending transactions	2,081,283	1,797,121
Trading liabilities	4,949	8,185
Borrowed money	635,045	474,369
Foreign exchanges	108	10
Subordinated bonds	181,557	176,261
Payables to trust account	1,020,521	1,051,839
Other liabilities	165,468	188,125
Reserve for bonus payment	45	3,260
Reserve for retirement benefits	2,277	2,262
Reserve for retirement benefits for directors and corporate auditors	1,291	1,301
Reserve for contingent losses	12,902	12,859
Deferred tax liabilities	12,240	7,580
Acceptances and guarantees	551,530	584,076
Total liabilities	**13,944,950**	**13,453,622**
NET ASSETS		
Common stock and preferred stock	261,608	261,608
Capital surplus	127,346	127,347
Retained earnings	440,387	441,646
Treasury stock	(270)	(261)
Total owners' equity	829,072	830,340
Net unrealized gains on available-for-sale securities, net of taxes	109,819	57,239
Net deferred losses on hedging instruments, net of taxes	(2,783)	917
Land revaluation defference	(15,532)	(15,532)
Foreign currency translation adjustments	(657)	(66)
Total valuation and translation adjustments	90,846	42,557
Minority interest	147,717	146,316
Total net assets	**1,067,635**	**1,019,214**
Total liabilities and net assets	**15,012,585**	**14,472,837**

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.
Consolidated Statements of Income

(in millions of yen)	1st Quarter FY 2008	1st Quarter FY 2007
Ordinary income	**100,935**	**114,201**
Trust fees	13,882	15,547
Interest income	54,214	52,385
Interest on loans and bills discounted	30,605	26,545
Interest and dividends on securities	22,411	24,101
Fees and commissions	24,310	32,261
Trading gains	536	691
Other operating income	2,973	969
Other income	5,018	12,344
Ordinary expenses	**81,801**	**79,425**
Interest expenses	25,609	23,509
Interest on deposits	10,971	9,408
Fees and commissions	3,486	3,415
Other operating expenses	2,548	1,132
General and administrative expenses	39,092	35,020
Other expenses	11,064	16,347
Ordinary profits	**19,133**	**34,775**
Extraordinary profits	**1,446**	**780**
Extraordinary losses	**109**	**87**
Income before income taxes and minority interests	**20,471**	**35,468**
Provision for income taxes	**2,739**	**3,131**
Deferred income taxes	**6,742**	**10,658**
Minority interests in net income	**1,321**	**1,495**
Net income	**9,667**	**20,182**

<Note>Amounts less than one million yen are omitted

Financial Highlights for 1st Quarter of FY3/09

August 6, 2008

Chuo Mitsui Trust Holdings, Inc.

[Table of Contents]

Note : Capital adequacy ratio will be announced as calculation is completed.

"CMTH"	: Chuo Mitsui Trust Holdings, Inc.
"CMTB"	: The Chuo Mitsui Trust and Banking Co., Ltd.
"CMAB"	: Chuo Mitsui Asset Trust and Banking Co., Ltd.
"CMTB + CMAB"	: Combined totals for "CMTB" and "CMAB", Non-consolidated

Summary of Business Results for 1Q.FY3/09

[Status of Profit and Loss]

■Consolidated

Reflecting the results of two bank subsidiaries, ordinary income decreased by JPY13.2bn YoY to JPY100.9bn, and net income decreased by JPY10.5bn YoY to JPY9.6bn.

[CMTH, Consolidated]

(Yen billion)

	1Q FY3/09	Change	1Q FY3/08
Ordinary income	100.9	(13.2)	114.2
Ordinary profit	19.1	(15.6)	34.7
Net income	9.6	(10.5)	20.1

■Combined non-consolidated totals for two bank subsidiaries

(1) Despite the contribution of steady growth of housing loan balance and increase in balance of investments and loans to overseas companies, banking related profit decreased by JPY4.7bn YoY to JPY32.5bn, mainly due to decrease in dividends from stock and other investments.

(2) Asset management business profit decreased by JPY8.7bn YoY to JPY23.9bn, largely due to decrease in investment trust sales and real estate brokerage.

(3) As a result, pre-provision profit decreased by JPY15.1bn YoY to JPY27.4bn, and net income decreased by JPY12.8bn YoY to JPY13.0bn.

(4) Credit cost increased by JPY2.5bn YoY to JPY4.3bn, mainly due to review of borrower classification.

[CMTB+CMAB, Non-consolidated]

(Yen billion)

	1Q FY3/09	Change	1Q FY3/08
Gross operating profit	57.4	(13.0)	70.5
Banking related profit	32.5	(4.7)	37.2
Asset management business profit	23.9	(8.7)	32.7
Operating expenses (minus)	30.0	2.0	28.0
Pre-provision profit	27.4	(15.1)	42.5
Recurring profit	20.1	(17.5)	37.7
Net income	13.0	(12.8)	25.9

Credit costs (minus)	4.3	2.5	1.7

(Reference) Strategic focus areas

Loans to individuals

(Yen billion)

	End-6/08	Change	End-3/08
Loan balance(※)	3,012.5	82.3	2,930.1
Housing loan(※)	2,625.9	94.0	2,531.9

(※) Post securitization

(Yen billion)

	1Q FY3/09	Change	1Q FY3/08
New housing loan origination	183.8	61.1	122.6

Investment trust & Annuity insurance

(Yen billion)

	1Q FY3/09	Change	1Q FY3/08
Investment trust & Annuity insurance related profit	8.8	(3.2)	12.1
Annuity insurance sales fee	3.1	(0.1)	3.2
Investment trust sales fee	3.2	(2.9)	6.2
Investment trust related fee(※)	2.4	(0.1)	2.6

(※) Trustee fee and investment advisory fee

(Yen billion)

	1Q FY3/09	Change	1Q FY3/08
Investment trust & Annuity insurance sales amount	108.6	(144.2)	252.8

Real estate

(Yen billion)

	1Q FY3/09	Change	1Q FY3/08
Real estate profit	2.5	(4.7)	7.3
Brokerage fee	1.5	(3.9)	5.4
Trust fee	1.0	(0.8)	1.8

(Number of contract)

	1Q FY3/09	Change	1Q FY3/08
Number of brokerage contracts	40	(65)	105

[Status of Assets]

(1) Balance of NPL (CMTB, Non-consolidated) increased by JPY4.4bn from the end of March 2008 to JPY160.0bn, mainly due to stringently applied borrower classification to certain sector. NPL ratio was 1.8%, nearly flat from the end of March 2008.

(2) Unrealized gains on securities with fair value (CMTH, Consolidated) increased by JPY68.3bn from the end of March 2008 to JPY140.1bn.

(3) Chuo Mitsui Trust Group does not have investments in ABS nor CDOs that include US subprime mortgage loans as underlying asset.

1.Summary of Profit and Loss

(1) CMTH, Non-consolidated

(Yen billion) ⟪Reference⟫

	1Q FY3/09	Change	1Q FY3/08	FY3/08
Operating income	14.9	(15.8)	30.7	186.7
Operating profit	12.9	(16.0)	28.9	179.7
Ordinary profit	12.9	(16.0)	28.9	179.2
Net income	12.9	(16.0)	28.9	179.4

(2) CMTH, Consolidated

(Yen billion) ⟪Reference⟫

	1Q FY3/09	Change	1Q FY3/08	FY3/08
Ordinary income	100.9	(13.2)	114.2	459.1
Ordinary profit	19.1	(15.6)	34.7	125.3
Net income	9.6	(10.5)	20.1	71.8

Number of consolidated subsidiaries and affiliates (No. of companies)

	End-6/08	Change	End-6/07	End-3/08
Consolidated subsidiaries	23	(4)	27	27
Affiliates accounted for by the equity methods	4	1	3	3

(3)CMTB+CMAB, Non-consolidated

(Yen billion) ⟪Reference⟫

	1Q FY3/09	Change	1Q FY3/08	FY3/08
Gross operating profit	57.4	(13.0)	70.5	265.2
[Gross operating profit (after trust a/c credit costs)]	[57.2]	[(12.2)]	[69.4]	[262.6]
Trust fees	14.1	(2.4)	16.6	71.2
[Trust fees (after trust a/c credit costs)]	[13.8]	[(1.6)]	[15.5]	[68.6]
Fees on loan trusts and JODMTs*, before trust a/c credit costs (a)	2.8	(0.9)	3.8	19.9
Other trust fees (b)	11.2	(1.5)	12.7	51.2
Trust a/c credit costs (minus)	0.2	(0.8)	1.0	2.5
Net interest income (c)	29.6	(3.7)	33.3	108.9
Net fees and commissions (d)	12.7	(7.2)	19.9	76.7
Net trading profit	0.5	(0.1)	0.6	2.0
Net other operating profit	0.4	0.5	(0.1)	6.2
Net bond related profit	2.3	2.8	(0.4)	12.7
Operating expenses (minus)	30.0	2.0	28.0	110.8
Pre-provision profit	27.4	(15.1)	42.5	154.4
[Excluding net bond related profit]	[25.0]	[(17.9)]	[42.9]	[141.7]
Transfer to the general reserve (minus)	(0.6)	(0.6)	-	-
Net operating profit before trust a/c credit costs	28.0	(14.4)	42.5	154.4
Net operating profit	27.8	(13.6)	41.4	151.8
Net other profit	(7.6)	(3.9)	(3.7)	(24.9)
Net stock related profit	3.2	1.3	1.8	7.8
Banking a/c credit costs (minus)	4.7	3.8	0.9	10.3
Recurring profit	20.1	(17.5)	37.7	126.8
Extraordinary profit	1.3	0.5	0.7	8.1
Net transfer from reserve for possible loan losses	-	(0.2)	0.2	3.4
Net income before income taxes	21.5	(16.9)	38.4	135.0
Current income taxes (minus)	1.8	(0.5)	2.4	10.2
Deferred income taxes (minus)	6.5	(3.5)	10.1	42.8
Net income	13.0	(12.8)	25.9	81.9

*JODMTs : Jointly Operated Designated Money Trust

Credit costs (minus)	4.3	2.5	1.7	9.5

⟪Reference⟫

Banking related profit (a)+(c)	32.5	(4.7)	37.2	128.9
Asset management business profit (b)+(d)	23.9	(8.7)	32.7	128.0

《Reference》

(Yen billion)

	CMTB, Non-consolidated			CMAB, Non-consolidated		
	1Q FY3/09	Change	1Q FY3/08	1Q FY3/09	Change	1Q FY3/08
Gross operating profit	47.7	(12.1)	59.8	9.7	(0.8)	10.6
[Gross operating profit (after trust a/c credit costs)]	[47.4]	[(11.3)]	[58.7]	[9.7]	[(0.8)]	[10.6]
Trust fees	3.9	(1.8)	5.7	10.1	(0.6)	10.8
[Trust fees (after trust a/c credit costs)]	[3.7]	[(0.9)]	[4.6]	[10.1]	[(0.6)]	[10.8]
Fees on loan trusts and JODMTs*, before trust a/c credit costs (a)	2.8	(0.9)	3.8	-	-	-
Other trust fees (b)	1.0	(0.8)	1.9	10.1	(0.6)	10.8
Trust a/c credit costs (minus)	0.2	(0.8)	1.0	-	-	-
Net interest income (c)	29.6	(3.7)	33.4	(0.0)	0.0	(0.0)
Net fees and commissions (d)	13.1	(7.0)	20.1	(0.4)	(0.2)	(0.1)
Net trading profit	0.5	(0.1)	0.6	-	-	-
Net other operating profit	0.4	0.5	(0.1)	-	-	-
Net bond related profit	2.3	2.8	(0.4)	-	-	-
Operating expenses (minus)	26.0	1.7	24.3	4.0	0.3	3.6
Pre-provision profit	21.6	(13.8)	35.5	5.7	(1.2)	6.9
[Excluding net bond related profit]	[19.3]	[(16.6)]	[36.0]	[5.7]	[(1.2)]	[6.9]
Transfer to the general reserve (minus)	(0.6)	(0.6)	-	-	-	-
Net operating profit before trust a/c credit costs	22.3	(13.2)	35.5	5.7	(1.2)	6.9
Net operating profit	22.0	(12.3)	34.4	5.7	(1.2)	6.9
Net other profit	(7.1)	(3.6)	(3.4)	(0.4)	(0.2)	(0.2)
Net stock related profit	3.2	1.3	1.8	-	-	-
Banking a/c credit costs (minus)	4.7	3.8	0.9	-	-	-
Recurring profit	14.9	(16.0)	31.0	5.2	(1.4)	6.6
Extraordinary profit	1.3	0.5	0.7	(0.0)	0.0	(0.0)
Net transfer from reserve for possible loan losses	-	(0.2)	0.2	-	-	-
Net income before income taxes	16.2	(15.4)	31.7	5.2	(1.4)	6.6
Current income taxes (minus)	0.0	(0.1)	0.2	1.8	(0.3)	2.1
Deferred income taxes (minus)	6.3	(3.3)	9.6	0.2	(0.2)	0.5
Net income	9.9	(11.9)	21.9	3.1	(0.8)	3.9

*JODMTs : Jointly Operated Designated Money Trust

Credit costs (minus)	4.3	2.5	1.7	-	-	-

《Reference》

Banking related profit (a)+(c)	32.5	(4.7)	37.2	(0.0)	0.0	(0.0)
Asset management business profit (b)+(d)	14.2	(7.8)	22.0	9.7	(0.8)	10.6

2. Disclosure of Claims Classified under the Financial Revitalization Law

【CMTB, Non-consolidated】 (Yen billion)

	End-6/08 (a)	(a-c)	End-3/08 (c)	《Reference》 End-6/07
Claims under bankruptcy and virtual bankruptcy	9.3	(6.3)	15.7	12.5
Banking account	7.1	(6.4)	13.5	10.1
Trust account	2.2	0.0	2.1	2.3
Claims under high risk	75.5	15.1	60.3	45.7
Banking account	61.5	15.1	46.4	37.5
Trust account	13.9	(0.0)	13.9	8.1
Claims under close observation	75.2	(4.2)	79.5	82.1
Banking account	74.4	5.3	69.1	69.3
Trust account	0.7	(9.6)	10.3	12.8
Total (A)	160.0	4.4	155.6	140.4
Banking account	143.1	14.1	129.0	117.0
Trust account	16.9	(9.6)	26.5	23.3
Total claims (B)	8,473.2	(271.0)	8,744.3	8,245.4

(%)

Non-performing claims ratio (A)/(B)	1.8	0.1	1.7	1.7

3. Net Unrealized Gains (Losses) on Securities

【CMTB, Non-consolidated】 (Yen billion)

	End-6/08				End-3/08				Change	
	Acquisition cost (a)	Net unrealized gains (losses) (b)	Gains	Losses	Acquisition cost (c)	Net unrealized gains (losses) (d)	Gains	Losses	Acquisition cost (a-c)	Net unrealized gains (losses) (b-d)
Held-to-maturity	937.8	(2.7)	2.9	5.7	781.0	4.2	7.2	3.0	156.8	(7.0)
Stocks of subsidiaries and affiliates	-	-	-	-	-	-	-	-	-	-
Available-for-sale	3,729.5	93.1	244.2	151.1	3,146.1	32.0	179.0	147.0	583.3	61.1
Stocks	454.9	213.3	243.4	30.1	446.7	135.7	174.0	38.3	8.2	77.5
Bonds	1,952.7	(51.5)	0.0	51.6	1,493.3	(35.7)	0.8	36.6	459.3	(15.7)
Others	1,321.8	(68.6)	6.0	69.3	1,206.0	(67.9)	4.1	72.0	115.7	(0.7)
Total	4,667.4	90.3	247.1	156.8	3,927.2	36.2	186.2	150.0	740.1	54.0
Stocks	454.9	213.3	243.4	30.1	446.7	135.7	174.0	38.3	8.2	77.5
Bonds	2,815.6	(52.9)	3.0	55.9	2,200.2	(31.4)	7.7	39.2	615.4	(21.4)
Others	1,396.7	(70.0)	0.6	70.7	1,280.2	(68.0)	4.4	72.4	116.5	(1.9)

	End-6/07			
	Acquisition cost	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity	694.4	(6.1)	-	6.1
Stocks of subsidiaries and affiliates	-	-	-	-
Available-for-sale	2,902.4	329.6	420.0	90.3
Stocks	449.7	408.5	413.4	4.8
Bonds	1,560.4	(61.1)	0.0	61.1
Others	892.2	(17.7)	6.5	24.2
Total	3,596.9	323.5	420.0	96.4
Stocks	449.7	408.5	413.4	4.8
Bonds	2,175.1	(64.7)	0.0	64.7
Others	971.9	(20.2)	6.5	26.8

【CMTH, Consolidated】 (Yen billion)

	End-6/08				End-3/08				Change	
	Acquisition cost (a)	Net unrealized gains (losses) (b)	Gains	Losses	Acquisition cost (c)	Net unrealized gains (losses) (d)	Gains	Losses	Acquisition cost (a-c)	Net unrealized gains (losses) (b-d)
Held-to-maturity	937.9	(2.7)	2.9	5.7	781.1	4.2	7.2	3.0	156.8	(7.0)
Available-for-sale	3,918.8	142.9	297.7	154.8	3,329.8	67.5	220.9	153.3	589.0	75.3
Stocks	525.2	259.1	291.9	32.8	517.2	168.0	211.2	43.1	8.0	91.0
Bonds	2,060.6	(51.5)	0.1	51.6	1,595.2	(35.8)	0.8	36.7	465.3	(15.6)
Others	1,332.9	(64.6)	5.7	70.4	1,217.3	(64.6)	8.8	73.4	115.6	(0.0)
Total	4,856.8	140.1	300.7	160.6	4,111.0	71.8	228.1	156.3	745.8	68.3
Stocks	525.2	259.1	291.9	32.8	517.2	168.0	211.2	43.1	8.0	91.0
Bonds	2,684.9	(48.6)	2.9	51.6	2,220.2	(28.9)	7.7	36.7	464.6	(19.7)
Others	1,646.6	(70.3)	5.8	76.1	1,373.5	(67.3)	9.1	76.4	273.0	(2.9)

	End-6/07			
	Acquisition cost	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity	694.5	(6.1)	-	6.1
Available-for-sale	3,087.7	418.2	509.5	91.3
Stocks	526.9	490.7	496.6	5.8
Bonds	1,662.3	(61.1)	0.0	61.1
Others	898.5	(11.3)	12.9	24.2
Total	3,782.3	412.1	509.5	97.4
Stocks	526.9	490.7	496.6	5.8
Bonds	2,277.2	(64.8)	0.0	64.8
Others	978.2	(13.8)	12.9	26.8

《Reference》 Status of Overseas Investment and Loans

1. Status of Overseas Investments and Loans

(1)Market Value Available (Securities) (Excluding Foreign Government Bonds and US Agency MBS)

【CMTB, Non-consolidated】

(Yen billion)

		End-6/08		1Q FY3/09	Note
		Acquisition cost	Unrealized gain/loss	Loss disposition	
Subprime loans/Investments		(*1) None	-	-	
Others		331.4	(8.7)	(0.0)	
	CDO	10.0	(*2) -	(*2) (0.0)	Managed synthetic CDO (*3)
	Investment trusts (bond funds)	4.8	(0.3)	-	Investments mainly to public and corporate bonds, domestic and foreign
	Investment trusts (credit funds)	24.9	(1.7)	-	Investments mainly to bank loans towards US companies
	Investment trusts (stock funds, etc.)	11.0	(1.0)	-	Market neutral funds of US equities, etc.
	Foreign bonds, etc.	280.6	(5.6)	-	Overseas corporate bonds, etc. (*4)
Total		331.4	(8.7)	(0.0)	(*5)

(2) Market Value Available (Foreign Government Bonds and US Agency MBS)

【CMTB, Non-consolidated】

(Yen billion)

	End-6/08	
	Acquisition cost	Unrealized gain/loss
Foreign government bonds	106.6	(4.6)
Agency MBS	771.8	(19.6)
Total	878.4	(24.3)

(3) Market Value Unavailable (Loans, Securities, Acceptances and Guarantees)

【CMTB, Non-consolidated】

(Yen billion)

		End-6/08	
		Balance	
Subprime loans/Investments		(*1) None	
Others		120.2	
	Corporate loans	(*6) 106.7	
	Securities of non-listed companies	(*4) 9.4	
	Acceptances and guarantees (corporate)	4.0	
Total		120.2	(*5)

Notes :

*1 No exposure to "Alt-A" loans

*2 Credit derivative portion of this CDO is bifurcated, and unrealized loss for the credit derivative portion is ¥5.1bn. Since ¥5.0bn of that was already posted as derivative cost last fiscal year, ¥0.0bn is posted as derivative cost for this 1Q.

*3 Underlying reference portfolio of CDO consists of 121 companies, and includes 3 monoline insurance companies, which accounts for 3.1% of the portfolio.

*4 No exposure to CMBS

*5 Other than the above CDO, there is no direct or indirect investments/lending related to monoline insurance companies.
In addition, there is no investments/lending guaranteed or insured by monoline insurance companies.

*6 Includes leveraged finance of JPY2.9 billion extended to the electricity and gas sector. There were no undrawn overseas leveraged finance commitments as of the end of June 2008.

4. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion)

	End-6/08 (a)	(a-b)	End-3/08 (b)	《Reference》 End-6/07
Interest rate transactions	(3.7)	(3.7)	(0.0)	(13.3)
Interest rate swaps	(3.7)	(3.7)	(0.0)	(13.3)
Currency transactions	0.6	0.2	0.4	1.1
Stock transactions	-	-	-	-
Bond transactions	-	-	-	-
Total	(3.0)	(3.5)	0.4	(12.1)

[Note] After application of deferred tax accounting

5. Deposits and Loans

(1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion)

		End-6/08 (a)	(a-b)	End-3/08 (b)	《Reference》 End-6/07
Banking account	Deposits	8,407.7	76.9	8,330.8	8,311.3
	Loans	7,598.4	(248.8)	7,847.3	7,215.7
JODMTs	Principals	1,138.9	77.6	1,061.2	1,143.0
	Loans	264.8	(6.1)	271.0	250.5
Loan trusts	Principals	720.3	(142.0)	862.3	1,016.8
	Loans	370.5	(14.5)	385.1	475.8
Total	Deposits & Principals	10,267.0	12.6	10,254.4	10,471.2
	Loans	8,233.9	(269.5)	8,503.5	7,942.1

JODMTs: Jointly-operated designated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JODMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

《Reference》 Status of Loans to Consumer Finance

【CMTB, Non-consolidated】 (Yen billion)

	End-6/08 (a)	(a-b)	End-3/08 (b)	《Reference》 End-6/07
Loans to consumer finance companies and nonbank financial institutions (*1)	159.0	(18.6)	177.7	214.3
Of which, loans to consumer finance companies(*2)	41.5	(6.2)	47.8	69.4

[Note] 1. Loan providers that apply interest rates in excess of the upper limit set by the Interest Rate Restriction Law ("Grey Zone" Interest Rates)

(consumer finance companies, sales finance companies, credit card companies, etc.)

2. Loan providers whose consumer loan balance exceeds 50% of total loan balance and whose unsecured loan balance (excluding residential) accounts for the highest proportion of consumer loan balance (excludes credit card companies and sales finance companies)

(2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account (Yen billion)

	End-6/08 (a)	(a-b)	End-3/08 (b)	《Reference》 End-6/07
Individuals	6,302.5	172.8	6,129.6	6,426.5
Corporations	1,725.7	(211.6)	1,937.3	1,603.6
Others	363.9	114.2	249.6	234.8
Total	8,392.2	75.5	8,316.7	8,265.1

[Note] Japan Offshore Market accounts are excluded.

6.Balance Sheets (Trust Account)

【CMTB, Non-consolidated】

(Yen billion)

	End-6/08 (a)	(a-b)	End-3/08 (b)	《Reference》 End-6/07
Total assets	7,477.5	42.4	7,435.0	7,015.1
Loans and bills discounted	654.3	(22.4)	676.8	749.5
Securities	2.6	(2.9)	5.5	28.9
Beneficiary rights	1.4	(0.2)	1.6	2.6
Securities held in custody accounts	0.2	(0.0)	0.2	0.2
Monetary claims	0.3	(0.0)	0.3	1.6
Tangible Fixed Assets	5,508.1	89.9	5,418.2	4,768.2
Intangible Fixed Assets	19.5	1.8	17.6	11.6
Other claims	46.2	(3.3)	49.5	48.2
Due from banking account	1,020.5	(31.3)	1,051.8	1,171.9
Cash and due from banks	224.0	10.9	213.1	232.0
Total liabilities	7,477.5	42.4	7,435.0	7,015.1
Money trusts	1,016.3	(17.7)	1,034.0	1,124.6
Property formation benefit trusts	15.7	0.3	15.4	16.1
Loan trusts	623.7	(40.4)	664.1	788.5
Money in trust other than money trusts	0.2	(0.0)	0.2	0.3
Securities in trust	0.2	(0.0)	0.2	0.2
Money claims in trust	1.3	(0.0)	1.3	2.6
Equipment in trust	-	-	-	0.0
Real estate in trust	80.7	(0.2)	80.9	80.9
General trusts	5,738.6	100.6	5,638.0	5,001.5
Other trusts	0.3	(0.0)	0.3	-

【CMAB, Non-consolidated】

(Yen billion)

	End-6/08 (a)	(a-b)	End-3/08 (b)	《Reference》 End-6/07
Total assets	40,316.3	(420.3)	40,736.6	39,614.5
Securities	8,026.3	(275.0)	8,301.4	7,846.0
Beneficiary rights	30,514.4	(62.5)	30,576.9	29,880.4
Monetary claims	1,671.6	(56.7)	1,728.4	1,742.4
Other claims	44.2	(27.9)	72.1	79.1
Due from banking account	-	-	-	0.7
Cash and due from banks	59.7	2.0	57.7	65.6
Total liabilities	40,316.3	(420.3)	40,736.6	39,614.5
Money trusts	17,387.8	(179.6)	17,567.4	16,621.1
Pension trusts	6,938.8	43.9	6,894.8	6,774.2
Investment trusts	11,450.3	(279.2)	11,729.5	11,830.2
Money in trust other than money trusts	443.4	11.2	432.2	418.6
Securities in trust	1,313.0	43.2	1,269.7	1,152.1
Money claims in trust	1,696.0	(59.7)	1,755.7	1,775.1
General trusts	1,086.8	(0.1)	1,086.9	1,042.8

END